                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of February, 2014, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of Baywood SKBA Value Fund's(the "Fund") outstanding shares. Charles Schwab Co. owned 86.0% of the Fund and thus controlled the Fund as of that date.